Exhibit 4.66

PORTIONS OF THIS AGREEMENT WERE OMITTED AND HAVE BEEN FILED
SEPARATELY WITH THE SECRETARY OF THE COMISSION PURSUANT TO AN
APPLICATION FOR CONFIDENTIAL TREATMENT UNDER RULE 24b-2 OF THE
SECURITIES EXCHANGE ACT OF 1934; [***] DENOTES OMISSIONS.

MANUFACTURING AGREEMENT

This MANUFACTURING AGREEMENT (this “Agreement”) is entered into as of April 1, 2014 (the “Effective Date”) between PANASONIC CORPORATION, a Japanese corporation having its place of business at 1 Kotariyakemachi, Nagaokakyo City, Kyoto, 617-8520, Japan (“Panasonic”) and TOWERJAZZ PANASONIC SEMICONDUCTOR CO., LTD., having its principal place of business at 800 Higashiyama, Uozu City, Toyama 937-8585, Japan (the “Company”).  Panasonic and the Company are referred to herein collectively as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, Tower Semiconductor Ltd., an Israeli corporation having its corporate headquarters at Ramat Gavriel Industrial Park, 1 Shaul Amor Avenue, P.O. Box 619, Migdal Haemek 23105, Israel (“Tower”) and Panasonic have entered into the Joint Venture Formation Agreement, dated as of December 20, 2013 (as amended, modified or supplemented from time to time in accordance with its terms, the “JV Agreement”), pursuant to which, on the Closing Date, Panasonic shall contribute the Contribution Shares to Tower and Tower shall issue the New Tower Shares to Panasonic, upon the terms and subject to the conditions set forth in the JV Agreement; and

WHEREAS, the JV Agreement provides for the execution and delivery of this Agreement pursuant to which the Company will manufacture and supply to Panasonic certain products, subject to the terms and conditions set forth herein.

NOW THEREFORE, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I.   DEFINITIONS

SECTION 1.1         Definitions.  For purposes of this Agreement, (a) unless otherwise defined herein all capitalized terms used herein shall have the same meanings as set forth in the JV Agreement and (b) the following capitalized terms shall have the meanings set forth below:

“Agreement” has the meaning set forth in the Preamble of this Agreement.

“Binding Period” has the meaning set forth in Section 2.4 of this Agreement.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in Tokyo, Japan are closed.

“Change of Control” means the acquisition, by any means, by one or more third parties, of control of a Person.  “Control” means the possession, of a majority of the outstanding or voting shares of the relevant entity.

“Company” has the meaning set forth in the Preamble of this Agreement.

“Confidential Information” has the meaning set forth in Section 10.1 of this Agreement.

“Defect” has the meaning set forth in Section 4.1 of this Agreement.

“Demand Forecast” has the meaning set forth in Section 2.4 of this Agreement.

“Die Yield Rate” means the quotient calculated by the following formula as an average for the last twelve (12) months:

Die Yield Rate (%) =	number of non-defective chips per wafer	x 100
total number of gross chips per wafer

“Effective Date” has the meaning set forth in the Preamble to this Agreement.

“Forecast Date” has the meaning set forth in Section 2.4 of this Agreement.

“Initial Term” has the meaning set forth in Section 9.1 of this Agreement.

“JV Agreement” has the meaning set forth in the Recitals of this Agreement.

“Lead Time Schedule” has the meaning set forth in Section 3.2 of this Agreement.

“Lead Time Period” means a lead time period to be mutually agreed on a category to category of Products basis between the Parties.

“Leased Equipment” has the meaning set forth in Section 6.1 of this Agreement.

“Location” has the meaning set forth in Section 3.3 of this Agreement.

“Minimum Die Yield Rate” means the minimum Die Yield Rate to be mutually agreed on a per Products basis between the Parties.

“Manufacturing” has the meaning set forth in Section 2.1 of this Agreement.

“New Intellectual Property Rights” mean any and all intellectual property rights and interests, which include but not limited to rights and interests under Articles 27 and 28 of the Copyrights Act, inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works, trade secrets and information asset, created, developed, arising, acquired or obtained in the course of or in connection with performing the Manufacturing.

“Order Confirmation” has the meaning set forth in Section 2.2 of this Agreement.

“Panasonic” has the meaning set forth in the Preamble of this Agreement.

“Panasonic IP License Agreement” means certain intellectual property license agreement entered into by and between Panasonic and the Company as of the Effective Date.

“Parties” and “Party” have the meaning set forth in the Preamble of this Agreement.

“PCM Inspection” means an inspection of Products by process control module.

“PCM Standard” means standard for PCM Inspection to be reasonably designated on a Products basis as mutually agreed by the Parties.

“Price Table” means a list of prices per wafer, per category of product, per  Transferred Facility (Uozu, Tonami or Arai), ordered hereunder for each category of Products and per each Transferred Facility attached hereto as Exhibit A, as may be amended in accordance with the terms of this Agreement.

“Prime Wafer Price” ***.

“Probing Inspection” means a probing inspection of all chips of Products.

“Probing Standard” means standard for Probing Inspection to be mutually agreed by the Parties.

“Products” means Semiconductor Device Wafers that the Company will manufacture and supply to Panasonic pursuant to this Agreement.

“Purchase Order” has the meaning set forth in Section 2.2 of this Agreement.

“Purchase Prices” has the meaning set forth in Section 5.1 of this Agreement.

 “Renewal Term” means a one-year period starting after either of the Initial Term or the previous Renewal Term, as applicable, and ending one year thereafter.

“Representative” means, with respect to any Party, any director, officer, employee, advisor, agent, successor or assign of such Party and of such Party's Affiliates.

“Semiconductor Device Die” means a unitary electronic device including semiconductive material as an operable part thereof and comprising one or more active and/or passive circuit elements for performing electrical or electronic functions, which device may include multiple electrodes and/or means for contacting or interconnecting such elements.

“Semiconductor Device Wafer” means multiple Semiconductor Device Dies formed on or in a single wafer of semiconductive material.

“Specifications” has the meaning set forth in Section 2.3 of this Agreement.

“Standard Die Yield Rate” means the standard Die Yield Rate to be mutually agreed on a Products basis between the Parties.

“Subcontractor” means any person or corporation, approved in advance by Panasonic in writing, to which the Company subcontracts all or any part of Manufacturing in accordance with Section 8.7, and subcontractors already used by Panasonic for Manufacturing prior to the Effective Date which shall not require any written approval.

“Target Yield” means the actual yield during the previous twelve (12) months, per product, per Transferred Facility (Uozu, Tonami or Arai) as set in Exhibit B.

“Term” means the Initial Term and all Renewal Terms, unless terminated earlier in accordance with the terms of this Agreement.

“Tower” has the meaning set forth in the Recitals of this Agreement.

“Transferred Facilities” means facilities to be transferred from Panasonic to the Company based on the Business Transfer Agreement between the Parties dated as of April 1, 2014.

“Warranty Period” means three years regarding Products that passed automotive qualification, and one year regarding other Products.

ARTICLE II.   MANUFACTURING

SECTION 2.1         Manufacturing.  The Company shall manufacture and supply to Panasonic the Products (the “Manufacturing”) on the terms and conditions set forth in this Agreement.

SECTION 2.2         Purchase Orders.   During the Term, Panasonic may send purchase orders for Manufacturing (“Purchase Orders”) in writing by e-mail or any other electromagnetic method to be separately agreed between the Parties in accordance with the Lead Time Schedule, and such other terms as agreed to between the Parties and in line with the Demand Forecast and this Agreement.  The Company shall send a response (the “Order Confirmation”) to any such Purchase Order in writing by e-mail or any other electromagnetic method to be separately agreed between the Parties within two (2) Business Days from receipt thereof.  The Order Confirmation shall be sent by the Company if the Purchase Order is within the binding portion of the Demand Forecast.  If the Company fails to provide an Order Confirmation to Panasonic which Order Confirmation is within the Demand Forecast as set forth in Section 2.4 below within two (2) Business Days from receipt of an Purchase Order, the Purchase Order shall be deemed to have been accepted by the Company. Each Purchase Order shall specify the quantity, product number, unit price per Price Table (which may be revised by the Demand Forecast in accordance with Section 2.4),requested delivery date and other logistic details for the Products manufactured hereunder.

SECTION 2.3         Specifications.   The Company shall manufacture the Products and perform Manufacturing in accordance with the Purchase Orders, PCM Standard and Probing Standard, all according to the procedures to be mutually agreed between the Parties and set forth herein in Exhibit C (the “Specifications”).

SECTION 2.4         Demand Forecast (Delivery Basis).  During the Term, on the first Business Day of each month (each, a “Forecast Date”), Panasonic shall provide to the Company a  six (6)-month rolling forecast for Products to be manufactured hereunder per fab per category on delivery basis during the six (6) months period (which are the calendar month including the Forecast Date and five (5) months thereafter) to the extent included in the Term (the “Preliminary Demand Forecast”).  The volumes set forth in such Preliminary Demand Forecast will define the applicable Purchase Price for the first month of such Preliminary Demand Forecast.  On the seventh Business Day of every month, Panasonic shall provide the Company with an actual Demand Forecast (the "Demand Forecast") which may revise the volumes ordered in the first month, and which shall contain volumes that shall not be lower than the volumes in the Preliminary Demand Forecast.  The volumes in the Demand Forecast shall define the revised applicable Purchase Price for the first month of such Demand Forecast and, if approved by the Company, shall be binding on the parties hereto.  If the Company fails to reject such Demand Forecast within *** Business Days from receipt of the Demand Forecast, the Demand Forecast shall be deemed to have been approved by the Company.  The Company may deliver to Panasonic more Products than the number that was ordered in the relevant Purchase Order within the following formula: Purchase Order x (1 - Target Yield).

The quantity stated in a Demand Forecast for delivery in the Lead Time Period  during the Term is fully (100%) binding on Parties, and Panasonic shall provide to the Company Purchase Orders corresponding to such Demand Forecast in the Lead Time Period pursuant to Section 2.2 above, and the Company shall accept such Purchase Orders pursuant to Section 2.2 above and duly manufacture the Products in accordance with the Purchase Order .  *** of the quantity requested for the period following the Lead Time Period in such Demand Forecast shall be binding on Parties, and Panasonic shall be obliged to place the Purchase Orders corresponding to at least *** of the quantity mentioned in such Demand Forecast in the period following relevant Lead Time Period and the Company shall be obligated to accept the Purchase Orders corresponding to at least *** of the quantity of the Demand Forecast.  Every time a Demand Forecast is issued by Panasonic, the Company may propose modifications to the quantity and/or the manufacturing schedule contained in such Demand Forecast in writing by e-mail or any other electromagnetic method to be separately agreed between the Parties within five (5) Business Days from receipt thereof and both Parties shall have a faithful discussion with each other so as to rearrange the quantity and/or the delivery schedule contained in the Demand Forecast if it is reasonably acceptable to Panasonic.

Notwithstanding the foregoing, upon Panasonic’s reasonable request, the Company shall extend the original delivery schedule in accordance with the following terms: (i)  the total amount extended shall not to exceed *** percent of the originally planned shipment volume; (ii) no extension for any shipments in the current calendar quarter, except for approved technical issues, ROM bank wafers and epi bank wafers, which may be extended outside of the current calendar quarter; and (iii) the original delivery schedule may be extended for no more than three (3) months upon prior written consent of the Company.  Upon the first anniversary of the Closing Date, the parties shall have good faith discussions with respect to the above.

ARTICLE III.   CONDUCTING MANUFACTURING

SECTION 3.1         Conducting Manufacturing.  The Company shall conduct Manufacturing in conformity with the PCM Standard, Probing Standard and the Company’s applicable process specifications and manufacturing procedures, solely as measured by conformance with the Company's electrical test specifications as will be mutually agreed between the Parties.

SECTION 3.2         Lead Time Schedule.  Prior to the implementation of Manufacturing, the Parties shall agree upon and sign a lead time schedule of each Product (the “Lead Time Schedule”) following good faith discussions between the Parties.  The Company shall perform Manufacturing in compliance with the Lead Time Schedule.

SECTION 3.3         Location.  The Company shall manufacture the Products in connection with Manufacturing at a plant of the Company, or at the Tower Licensed Facilities (as defined in the IP License Agreement signed by the Parties at Closing), to which Panasonic has given advance approval in writing (the “Location”).

SECTION 3.4         Masks and Probe Cards.  At no charge to the Company, Panasonic will provide masks and probe cards to the Company for use in Manufacturing to the extent that Panasonic reasonably deems necessary.  The Company will notify Panasonic if additional masks and/or probe cards are needed based on Panasonic’s forecasts, and if agreed between the Parties beforehand in writing, the Company will purchase the masks and/or probe cards to the extent reasonably necessary for Manufacturing and charge Panasonic accordingly.  For the avoidance of doubt, in case of providing masks and/or probe cards to the Company under this Section 3.4, Panasonic shall retain its ownership of all such masks and/or probe cards .  The Company shall keep masks and probe cards in good condition, and shall be responsible for losses (except reasonable tear and wear) arising out of the breach of its obligation.

SECTION 3.5        Discontinuance of Manufacturing.  When the Company intends to discontinue the manufacture and/or assembly of any Product, the Company shall provide prior notice to Panasonic at least:

(a)	for Products for *** months’ prior notice; and

(b)	for other Products – *** months’ prior notice.

During the term of (a) or (b) above, the Parties shall discuss in good faith on what measures may be taken to minimize the adverse effect of discontinuance or transfer the manufacture and/or assembly of that Product.

SECTION 3.6         No Change with regard to the Manufacturing.  The Company will implement a Process Change Notification (PCN procedure), as agreed by the parties hereto, that defines 3 categories of changes: Level 1 (minor change, internal only, for example change of gas flows in a recipe), Level 2 (requires notification to Panasonic but not subject to approval, for example change of photoresist supplier) and Level 3 (requires prior approval).  The Company shall not make major changes that impact form, fit or function (defined as level 3 change) of the product without Panasonic's prior written notice.  The Company and Panasonic shall agree to the PCN procedure.

SECTION 3.7        During the first five (5) years from the Closing Date, Panasonic may require investment in additional capital expenditures for the manufacture of the Panasonic Products (Captive Business).  Panasonic confirms that any capital expenditures necessary for such activities shall be borne by Panasonic as agreed with the Company in writing.

ARTICLE IV.   DELIVERY AND INSPECTION

SECTION 4.1        Inspection of the Products.  Prior to the delivery of the Products from the Company to Panasonic, the Company shall conduct a commercially reasonable inspection of the Products at its own expense, using its professional, expert or skilled technique or experience,  in accordance with a mutually pre-agreed procedure  and notify Panasonic of the result thereof.  If such inspection identifies any defect that does not meet the Specifications, shortage or other circumstance in which the Products do not meet the Specifications or violate the terms of the applicable Purchase Order or this Agreement (collectively, a “Defect”), the Company shall, at its own expense, promptly correct such Defect or provide a replacement product so that such Products shall be delivered to Panasonic  with all parameters within the Specifications in an agreed timely manner.  Assembly and final test after assembly shall be Panasonic’s responsibility, the Company shall not have any obligations to conduct such test.

SECTION 4.2        Delivery.  After the inspection set forth in Section 4.1, the Company shall deliver the Products Ex Works in the Location.  At the time of delivery, the Company shall provide parameter data relating to the applicable Products which shall be provided on the Company’s web portal unless otherwise agreed between the Parties.

SECTION 4.3        Ownership Transfer.  Title and ownership of the Products will pass to Panasonic or its designated agent in the Location upon the end of all of the Manufacturing processes (without any assembly and test) as indicated by the signal Panasonic receives from the Company’s materials tracking system (“MTS”).

SECTION 4.4        Risk of Loss.  The Company shall bear the risk of loss for the Products and any damages related thereto arising prior to the end of the manufacturing processes as indicated by the signal Panasonic receives from the MTS and Panasonic shall bear such risk of loss upon delivery and thereafter.

ARTICLE V.   PAYMENT

SECTION 5.1        Purchase Price.  Panasonic shall pay to the Company the purchase price for Products delivered in accordance with the Price Table plus the Prime Wafer Price (the “Purchase Price”).

SECTION 5.2        Price Table.  Prime wafer cost shall be added to the Price Table.  The Purchase Price shall be reviewed and negotiated between Panasonic and the Company every year, taking into account the fair market price, relating to the Products.  Panasonic and the Company shall commence such review and negotiation on the Purchase Price for the next year in October and the new agreed Purchase Price for the next and following years shall replace the existing Purchase Price.

In addition to the above, Panasonic and the Company may discuss any possible amendment for the Purchase Price in case which either party reasonably deems necessary such as significant market change. Panasonic and the Company shall prepare and agree on an additional price table when Panasonic and the Company introduce a new product line.

The Minimum Loading shall mean the minimum number of Products per Product Category per fab to be ordered by Panasonic per month under this Agreement as set forth in the Price Table.  Panasonic understands that the number of Products per Product Category per fab to be ordered by Panasonic per month will not be under the Minimum Loading and Panasonic shall make its best effort to make such number of order above the Minimum Loading.

SECTION 5.3        Transferred WIP Chargeback Mechanism.

A Transferred WIP book value amount at Closing will be charged by the Company to Panasonic using the following mechanism:

Panasonic will provide the Company with detailed reports of the WIP per product / quantity/ standard cost/ actual cost/ completion rate.   All Transferred WIP should be in good condition and with proper POs submitted by Panasonic to the Company to purchase it.
Delivery price is determined by the following formulas:

***

SECTION 5.4        Payment Condition.  The Company shall provide to Panasonic invoices on a monthly basis for the Products delivered with the applicable Purchase Price and other charges pursuant to this Agreement.  Panasonic shall pay the invoices to the Company fifteen (15) days from the date of receipt of the invoice by Panasonic.  Such invoices shall be paid in yen.  In the event that Panasonic fails to pay the amounts, in whole or in part, within the payment date mentioned above, the Company shall have the right, without prejudice to any other rights and remedies hereunder, to claim an interest at the rate of 15% per annum on the overdue sum from the due date of the payment until the date on which its obligation to pay the sum is discharged.

SECTION 5.5        Method of Payment.  Panasonic shall pay the Company the above payments in accordance with Section 5.4, by remittance to the bank account designated by the Company in the applicable invoice provided by the Company to Panasonic pursuant to Section 5.4.

ARTICLE VI.   LEASED EQUIPMENT

SECTION 6.1        Leased Equipment.  Panasonic may lease to the Company probe cards and masks that Panasonic considers to be necessary for the performance of Manufacturing (the “Leased Equipment”) upon mutual discussion between Panasonic and the Company.  The amount of lease expenses for the Leased Equipment shall be mutually agreed between the Parties.

SECTION 6.2        Management of Leased Equipment.  At all times, the Company shall label conspicuously and appropriately the Leased Equipment as the property of Panasonic. The Company shall not remove or alter any label or marking on the Leased Equipment. The Company shall not change, alter or modify the Leased Equipment without the prior written consent of Panasonic or use the Leased Equipment for any purpose other than as required or authorized by this Agreement.  The Company shall not sell, transfer, assign, lease, copy, hold in lien, pledge, grant any type of security, otherwise dispose of the Leased Equipment, provided, however, that the Company may, subject to the prior written consent of Panasonic, sub-lease the Leased Equipment to one or more Subcontractors solely for the purposes of performing Manufacturing that are subcontracted to such Subcontractor pursuant to Section 8.7, subject to the condition that the Company has in place with such Subcontractor a written agreement regarding the applicable Leased Equipment on the same terms and conditions as contained herein.

SECTION 6.3        Investigation of Leased Equipment.  Panasonic may request that the Company (a) provide to Panasonic a report on the condition of the Leased Equipment and (b) reasonably permit Panasonic’s Representatives to enter the Location to investigate the condition of the Leased Equipment subject to reasonable notice and coordination with the Company, and in a way that will not interfere with the Company’s business activities.

SECTION 6.4        Return of Leased Equipment.  Upon Panasonic’s request, the Company shall, without delay and in accordance with Panasonic’s instructions, return any or all of the Leased Equipment to Panasonic in a condition suitable for the continued ordinary use thereof by Panasonic subject to ordinary deterioration resulting from its ordinary use under this Agreement.

ARTICLE VII.   INTELLECTUAL PROPERTY RIGHTS

SECTION 7.1         The Company shall conduct the Manufacturing without infringing, to its knowledge, any right including the Intellectual Property Right (defined in the Panasonic IP License Agreement) of any third party, and shall indemnify Panasonic from any losses resulting from the Company’s infringement of such rights, except such infringement comes from the Intellectual Property licensed by Panasonic under the Panasonic IP License Agreement.

SECTION 7.2         The Parties agree that all of their right, title and interest in, to and under any New Intellectual Property, including any such right, title and interest as may arise or be created, acquired or obtained in the course of or in connection with the Manufacturing shall solely and exclusively belong to the Company unless otherwise agreed in writing between the Parties, provided that (a) the Company hereby grants to Panasonic and its subsidiaries, a non-exclusive, perpetual, worldwide, royalty-free (without the right to sublicense, except to Panasonic’s Affiliates), fully paid-up right and license to use any such New Intellectual Property Right in the operation of its business or the business of its Affiliates; and (b) the Company promptly notifies Panasonic in writing of such New Intellectual Property, including written descriptions and copies thereof.  Notwithstanding the development of any New Intellectual Property Right, the Company shall continue to pay the royalties as provided in Section 3.1 and Section 3.2 of Panasonic IP License Agreement.

SECTION 7.3        The Parties agree that the provisions of the Panasonic IP License Agreement will govern infringement of Panasonic IPR and/or the Panasonic Proprietary IPR by a third party.

ARTICLE VIII.   WARRANTIES

SECTION 8.1        Die Yield Rate.  For the purpose of interpretation of the Die Yield Rate under this Section 8.1, the Die Yield Rate shall be based upon the number of non-defective chips and defective chips of the Products by the Probing Inspection which shall be conducted at the last process after the Manufacturing is completed, method of which shall be separately instructed by Panasonic and agreed by the Company.  Each wafer for which Probing Inspection has been finished shall be treated as follows subject to the Die Yield Rate mentioned below, to the extent that such procedure exists at Panasonic prior to the Effective Date:

(i)	If a Die Yield Rate is above a Minimum Die Yield Rate per product: Panasonic shall accept all such wafer.

(ii)	Maverick Procedure as set forth in Exhibit D will be implemented.

(iii)
If a Die Yield Rate is below the Minimum Die Yield Rate: Panasonic may refuse to accept or return all such lots of the Products and the Company shall not be released from its obligations to deliver the relevant ordered Products.  The Company shall conduct analysis of such failure, using its professional, expert or skilled technique or experience, including root cause analysis at its own expense with support of Panasonic.  In the event that the cause of such failure is eventually determined to be attributable to Panasonic, Panasonic shall make a payment equivalent to the Purchase Price of the relevant Products.

SECTION 8.2        Result of Measurement Which Deviates the Standard.  Notwithstanding the provisions set forth in Section 8.1, in the event that the result of the measurement is outside Probing Standard or the PCM Standard, the Company may tentatively withhold to precede the Manufacturing of such Products and investigate the cause of such defects, using its professional, expert or skilled technique or experience, and shall do that if reasonably instructed by Panasonic.  If the Company eventually finds out and reports to Panasonic that there is no  substantial problem in the Manufacturing, the Company may proceed with the Manufacturing of the Products pursuant to this Agreement.

SECTION 8.3        Review of the Die Yield Rate and the Standards.  The Minimum Die Yield Rate, the Standard Die Yield Rate, the Probing Standard and the PCM Standard shall be reviewed occasionally after mutual consultation between the Parties so as to increase production efficiency of the Products by setting a specific target which shall be determined after mutual consultation between the Parties.

SECTION 8.4        Quality Assurance.

(a)           The Company hereby warrants to Panasonic that for the Warranty Period from date of delivery to Panasonic, the Products shall be free from defects in material and workmanship (where the defect in workmanship is reasonably expected to result in failure of the Product), and shall be processed in conformity with the Specifications.  The Warranty shall be subject to supplied Products being stored in a controlled environment.

(b)           The warranty set forth in Section 8.4(a) (the “Warranty”), extends to Panasonic only and Panasonic may not transfer this warranty to any third party, and the Company will have no obligation to accept warranty claims or returns from Panasonic’s customers or any other users of Panasonic’s Products. The Warranty does not apply to: (i) any Products that have been subject to abnormal physical, thermal or electrical stress, abuse, misuse, neglect, negligence, or accident; (ii) design defects not caused by the Company; (iii) any parts which constitute a part of the Product and which were not manufactured and/or supplied to or by the Company, (iv) improper handling during or after shipment; (v) improper installation, operation or use, (vi) use in unauthorized or improper conditions, (vii) unauthorized repair or alteration; or (viii) improper dicing, packaging or testing procedures.  THE WARRANTY IS THE SOLE AND EXCLUSIVE WARRANTY BY OR ON BEHALF OF THE COMPANY, AND IS PROVIDED IN LIEU OF, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY AND ALL OTHER WARRANTIES, WHETHER EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR APPLICATION, OR NON-INFRINGEMENT, AND ANY WARRANTY THAT MAY ARISE BY REASON OF USAGE OF TRADE, CUSTOM, OR COURSE OF DEALING, AND PANASONIC HEREBY EXPRESSLY WAIVES ANY AND ALL SUCH WARRANTIES.

(c)           Warranty Claims Procedure. If Panasonic believes that a Product does not conform to the Warranty, Panasonic will promptly notify the Company in writing and specify in detail the alleged non-conformance(s). If the Company requests, Panasonic will return the Product (or a reasonable number of sample defective Products along with relevant tests and analyses performed by Panasonic relating to Products), to the Company’s designated location, or allow the Company to inspect the Products at Panasonic’s facilities, as the Company shall determine. Panasonic shall bear all risk of loss, damage, and destruction to the Products until they are received by the Company. Panasonic will request and obtain a written return material authorization ("RMA") from the Company prior to returning any allegedly non-conforming Products.

(d)           Remedies.  In the event that there is any Defect in any Product which is confirmed by the Company to be related to a manufacturing process not meeting Specifications within the Warranty Period from the completion of delivery of such Products pursuant to Section 4.2, the Company shall replace such products at no cost to Panasonic.

SECTION 8.5        Compliance with the Law.

(a)           The Company’s performance hereunder, and the performance of any Subcontractor, employee of the Company or any other Representative of the Company or any Subcontractor shall not breach or violate any applicable Law; provided that the aforementioned applies only to the extent that the Company has actual control over such employees, Subcontractors or Representatives. The Company solely has the rights to instruct, supervise, direct, order, manage and control its employees while conducting the Manufacturing, including but not limited to allocation of each employee.

(b)           The Company shall defend, indemnify, and hold harmless Panasonic from any liability, loss, cost, damage or penalty that may be imposed on Panasonic, by reason of any alleged material breach of Section 8.5(a) by the Company, any Subcontractor, employee, or any other Representative of the Company or any Subcontractor.

(c)           Panasonic warrants that performance hereof by Panasonic or its employees or any Representative of Panasonic shall not breach or violate any applicable Law and Panasonic and its employees and any Representative of Panasonic shall not instruct, direct, order, request, supervise, coach, manage, control the Company's employees in a manner that violates the Worker Dispatching Act or other Japanese employment laws.

SECTION 8.6        Report.  At any time during the term of this Agreement, upon Panasonic’s reasonable request the Company shall submit to Panasonic a report regarding the status of Manufacturing.

SECTION 8.7        Subcontract.  The Company shall not, without obtaining the prior written consent of Panasonic, subcontract in whole or in part Manufacturing.   If the Company wishes to subcontract in whole or in part Manufacturing, the Company shall obtain the prior written consent of Panasonic.  In no event shall any such subcontract relieve the Company of any liabilities hereunder and the Company shall remain liable for any breach hereof and for any breach by such Subcontractor of the terms and conditions of such written instrument.

SECTION 8.8        Export Control.  For the purpose of performing any obligation hereunder, the Company shall obtain any licenses and/or permits from the competent Governmental Authority, at its own expense, if and to the extent required by applicable Law, including, but not limited to, the Foreign Exchange and Foreign Trade Act.  If requested by Panasonic , the Company  shall provide to Panasonic without delay, any document in relation to the Products in order to comply with any applicable Law, including, but not limited to, the Foreign Exchange and Foreign Trade Act.

SECTION 8.9        Audit and Inspection.  Panasonic, its customers, and third parties reasonably designated by Panasonic’s customers shall be entitled to audit and inspect the facilities and processes of Manufacturing at any Location at reasonable business hours with reasonable prior consent from the Company, which consent shall not be unreasonably withheld by the Company.

ARTICLE IX.   TERM AND TERMINATION

SECTION 9.1        Term.  The term of this Agreement shall commence on the Effective Date and end five (5) years after the Effective Date (the “Initial Term”); provided, however, that if neither Party provides a written request for amendment, expiration or termination of this Agreement to the other Party at least three (3) months prior to the expiration of the Initial Term or the then-current Renewal Term, as applicable, this Agreement will continue for an additional Renewal Term.

SECTION 9.2        Termination by Panasonic.  Panasonic may immediately terminate this Agreement upon written notice to the Company if:

(a)           except in the case of the Company’s breach of Article XII as set forth in (f) below, the Company materially breaches any of its obligations under this Agreement and does not cure such breach within thirty (30) days after the receipt of a notice from Panasonic;

(b)          Tower, its subsidiary or the Company materially breaches any of its obligations under the JV Agreement, the Shareholder’s Agreement between Panasonic and Tower, IP License Agreement and the Outsourcing Agreement, dated as of April 1, 2014 and does not cure such breach within thirty (30) days after the receipt of a notice from Panasonic;

(c)           there is a petition for the commencement of bankruptcy proceedings, commencement of civil rehabilitation proceedings, commencement of corporate reorganization proceedings, commencement of liquidation proceedings or the commencement of other proceedings similar thereto in each case with respect to the Company;

(d)          the bank transactions of the Company are suspended or the Company becomes or is declared insolvent, makes any filing (whether voluntary or involuntary) or petition for insolvency or relief from creditors, makes an assignment for the benefit of creditors or consents to the assignment of a receiver, trustee, liquidator or other official with similar powers over a substantial part of its property;

(e)           the Company dissolves or approves a resolution to dissolve; or

(f)           the Company breaches Article 12.1 or experiences a Change of Control without the prior written consent of Panasonic.

SECTION 9.3        Termination by the Company.  The Company may immediately terminate this Agreement upon written notice to Panasonic if:

(a)           except in the case of Panasonic’s breach of Article XII as set forth in (c) below, Panasonic breaches any of its obligations under this Agreement and does not cure such breach within thirty (30) days after the receipt of a notice from the Company;

(b)           Panasonic materially breaches any of its obligations under the JV Agreement, the Shareholder’s Agreement between Panasonic and Tower dated as of April 1, 2014 or any of the Ancillary Agreements and does not cure such breach within thirty (30) days after the receipt of a notice from the Company;

(c)           the Company breaches Article XII or experiences a Change of Control without the prior written consent of Panasonic.

SECTION 9.4        Survival.  Article I, Article VII,Section 8.4, Section 8.5(b), this Section 9.4, Article X, Article XI,  and Article XIII shall survive the termination or expiration of this Agreement.  Notwithstanding the expiration or termination of this Agreement, the terms and conditions of this Agreement shall remain in full force and effect with respect to any Purchase Order during the term thereof.

ARTICLE X.   CONFIDENTIALITY

SECTION 10.1      Confidential Information.  Information disclosed by either Party to the other Party in connection with this Agreement (“Confidential Information”) is valuable, confidential and proprietary in nature.  Both Parties shall not, shall ensure that its Representatives shall not, and shall cause Tower and its Representatives to not (a) divulge or disclose to any Person in any manner, directly or indirectly, any Confidential Information or (b) use Confidential Information for any purpose other than as provided in this Agreement, in each case provided, however, that Confidential Information shall not include any information:

(a)   that is publicly available (unless such information has become publicly available through any act or omission of the receiving Party, Tower or their employees, agents or directors);

(b)  Already in the lawful possession of the Company receiving Party or its Affiliates at the time of disclosure (other than by reason of or in connection with this Agreement or any other agreement between the Parties); or

(c)   that has been lawfully disclosed to the receiving Party or its Affiliatesby a third party without any obligation of confidentiality on the receiving Party, its Affiliates or its Representatives.

SECTION 10.2      Permitted Disclosure.

(a)   Notwithstanding Section 10.1, the receiving Party may disclose Confidential Information to its Representatives and its Affiliates who have been approved by the other Party in writing and have a need to know the information in connection with performing services at the Company's facility or at the Tower Licensed Facilities pursuant to this Agreement, provided, however, that (i) the receiving Party shall make its Representatives and the Affiliates owe the same obligations with this Article, (ii) the receiving Party shall make them provide to the other Party the executed non-disclosure letter reasonably satisfactory to the other Party, and (iii) the receiving Party shall defend, indemnify, and hold harmless the other Party from any liability, loss, cost, damage or penalty that may be imposed on such other Party by reason of any breach by the receiving Party’s Representatives and Affiliates.

(b)   Notwithstanding Section 10.1, if the receiving Party is obliged to disclose Confidential Information to any Governmental Authority under applicable laws, the receiving Party may disclose such Confidential Information to such Governmental Authority upon prior written notice to the other Party.

(c)   Notwithstanding Section 10.1, the Company may disclose Confidential Information to any Subcontractor solely to the extent necessary for such Subcontractor to perform Manufacturing subcontracted by the Company to such Subcontractor pursuant to Section 8.7.

(d)   Notwithstanding the aforementioned, Tower shall be permitted to disclose Confidential Information without the other Parties' prior written consent to the extent disclosure is required in its reasonable opinion under applicable securities laws, and in such event Tower shall give the Parties prior notice thereof.

ARTICLE XI.   LIMITATION OF LIABILITY

THE CUMULATIVE LIABILITY OF EITHER PARTY FOR ALL CLAIMS ARISING UNDER OR RELATED TO THIS AGREEMENT, EXCEPT FOR WILLFUL MISCONDUCT WITH MALICIOUS INTENT AND EXCEPT FOR CLAIMS WITH RESPECT TO NONPAYMENT PER THE PRICING TABLES ATTACHED HERETO, SHALL NOT IN THE AGGREGATE EXCEED $10 MILLION.

NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, IN NO EVENT WILL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL OR OTHER INDIRECT DAMAGES OR ANY PUNITIVE OR EXEMPLARY DAMAGES (INDIVIDUALLY AND COLLECTIVELY, "INDIRECT DAMAGES") ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, WHETHER SUCH DAMAGES ARE BASED ON BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE) OR OTHER THEORY OF LIABILITY, AND EVEN IF A PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

ARTICLE XII.   ASSIGNMENT AND FORCE MAJEURE

SECTION 12.1      Assignment No Party may assign or otherwise transfer this Agreement (including by operation of law) or any of its rights, interests or obligations hereunder to any third party other than the Party’s wholly-owned subsidiary (the “Subsidiary”) without the prior written consent of the other Party; provided that such consent shall not be unreasonably delayed or withheld.  In case of assignment or transfer of this Agreement to the Subsidiary, the transferring Party (a parent company of the Subsidiary) (the “Transferring Party”) shall cause such Subsidiary to comply with the terms and conditions hereof.  No direct or indirect costs as result of the transfer will be borne by the Parties other than the Transferring Party.

SECTION 12.2      Force Majeure Events.  The Company will be excused from any failure or delay in performing any obligation hereunder to the extent such failure is caused by a “Force Majeure Event” (as defined below).  A “Force Majeure Event” will operate to excuse a failure to perform an obligation hereunder only for the period of time during which the Force Majeure Event renders performance impossible or infeasible.  As used herein, “Force Majeure Event” means the occurrence of an event or circumstance beyond the reasonable control of the Company, including, without limitation, (i) explosions, fires, flood, earthquakes, catastrophic weather conditions, or other elements of nature, natural disasters or acts of God; (ii) acts of war (declared or undeclared), acts of terrorism, insurrection, riots, civil unrest, rebellion or sabotage; (iii) failures or fluctuations of electrical power or telecommunications services, or transportation interruptions ; and (iv) the enactment or repeal of laws and regulations, an order or disposition by public authorities.

ARTICLE XIII.   MISCELLANEOUS

SECTION 13.1      Notices.  Any notice, request, instruction or other document to be given hereunder by a Party shall be in writing in English and Japanese, and shall be deemed to have been given, (i) when received if given in person, (ii) on the date of transmission if sent by telex, telecopy, or e-mail or other wire transmission (provided that a written confirmation of receipt is obtained) or (iii) seven days after it is mailed by certified or registered first class mail postage prepaid:

(a) if to Panasonic, addressed as follows:

Panasonic Corporation
1 Kotariyakemachi
Nagaokakyo City, Kyoto, 617-8520, Japan
Attention:              Akihiro Yamamoto
General Manager
Business Development
Semiconductor Business Division
Automotive & Industrial Systems Company
Email:                    yamamoto.aki@jp.panasonic.com

(b) if to the Company,

TowerJazz Panasonic Semiconductor Co., Ltd
800 Higashiyama, Uozu City, Toyama, 937-8585, Japan
Attention:               Guy Eristoff
 CEO
Email:                     eristoff.guy@kk.jp.panasonic.com

or to other individuals or addresses as a Party may designate for itself by delivering a notice as provided herein.

SECTION 13.2      Waivers.  No waiver by a Party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.  All remedies, either under this agreement, by Law or otherwise afforded, will be cumulative and not alternative.

SECTION 13.3      Applicable Law; Dispute Resolution. This Agreement shall be governed by and construed in accordance with the laws of Japan without giving effect to any choice or conflict of law provision or rules.  For any disputes occurring in connection with this Agreement, the Tokyo District Court shall be the court of agreed exclusive first instance jurisdiction.

SECTION 13.4      No Third Party Beneficiaries.  This Agreement is solely for the benefit of the Parties and no provision of this Agreement shall be deemed to confer upon third parties any remedy, claim, liability, reimbursement, claim of action or any other right in excess of those existing without reference to this Agreement.  Nothing contained herein shall be deemed to give rise to any personal obligation of any director, officer, stockholder, partner, member, manager, principal or any employee of any Party by reason of any breach or violation of any of the provisions hereof or otherwise, and no Party shall have any right against, or be entitled to sue or seek any recovery from, any such Persons.

SECTION 13.5      Entire Agreement.  This Agreement (including the Exhibits hereto) sets forth the entire agreement and understanding of the Parties in respect to the transactions contemplated hereby and supersedes all prior agreements, arrangements and understandings relating to the subject matter hereof.

SECTION 13.6      Language.  This Agreement is entered into in the English language.  In the event of any dispute concerning the construction or meaning of this Agreement, the text of the Agreement as written in the English language shall prevail over any translation of this Agreement that may have been made.

SECTION 13.7      Severability.  If any provision, including any phrase, sentence, clause, section  or subsection, of this Agreement is determined by a court of competent jurisdiction, to be invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provision in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein invalid, inoperative or unenforceable to any extent whatsoever.  Upon any such determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

SECTION 13.8      Counterparts.  This Agreement may be executed simultaneously in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

SECTION 13.9      Conflicts.  Except as provided herein, in the event of any conflict between the terms of this Agreement and the terms of any Purchase Order, the terms of this Agreement shall prevail.

[Signatures On The Following Page]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first above written.

PANASONIC CORPORATION

By:
Name:
Title:
TOWERJAZZ PANASONIC SEMICONDUCTOR CO., LTD.

By:
Name:
Title: